VIA EDGAR

August 31, 2023

Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, NE

Washington, D.C. 20549

Re:	Plastec Technologies, Ltd.
Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 000-53826

Ladies and Gentlemen:

Plastec Technologies, Ltd. (the “Company,” “we,” “our” or “us”) hereby responds as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated August 22, 2023, relating to the above-referenced Annual Report on Form 20-F, as amended (“Form 20-F”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 20-F.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 46

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third-party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

We have reviewed written affirmations from each officer of the Company and each member of the Company’s board of directors and the boards of directors of its consolidated foreign operating entities, certifying that such persons do not have any current or prior affiliation with the Chinese Communist Party, or the government of the People’s Republic of China, the Cayman Islands, Hong Kong, the British Virgin Islands or any foreign jurisdiction that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in such foreign jurisdiction.

Based on an examination of the Company’s audited financial statements, register of members and public filings made by its shareholders, these written affirmations collectively represent holders of over 80% of the Company’s outstanding ordinary shares, including Kin Sun Sze-To, the Company’s Chairman of the Board and Chief Executive Officer and Chief Operating Officer, who himself beneficially owns 78.3% of the Company’s outstanding ordinary shares. No other person has a controlling financial interest in the Company.

Securities and Exchange Commission

August 31, 2023

In addition to the foregoing, in determining whether the Company should take any further steps to analyze the unaccounted for shareholder base, we took into account the fact that the Company is a former special purpose acquisition company (SPAC) that completed its initial public offering in the U.S. and is now a non-operating shell company. Except in connection with its business combination with Plastec, the Company has never sold shares in any jurisdiction other than the United States. Based on the foregoing, the Company determined that no additional actions needed to be taken.

Accordingly, the Company respectfully submits that the materials reviewed by it provide a sufficient basis for the Company’s disclosures as required under paragraphs (a) and (b)(2) and (3).

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

We spoke with each officer of the Company and each member of the Company’s board of directors and the boards of directors of its consolidated foreign operating entities to confirm that such persons do not have any current or prior affiliation with the Chinese Communist Party, the government of the People’s Republic of China, the Cayman Islands, Hong Kong, the British Virgin Islands or any foreign jurisdiction that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in such foreign jurisdiction. We thereafter obtained written affirmations from such individuals confirming the foregoing information.

3.	We note that your disclosures pursuant to Item 16I(b) use terms such as “our” or “our company.” It is unclear from the context of these disclosures whether these terms are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to Plastec Technologies, Ltd., a Cayman Islands exempted company. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the following information:

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

Securities and Exchange Commission

August 31, 2023

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the first bullet of the Staff’s comment (relating to (b)(2)), the Company has four subsidiaries: (i) Viewmount Developments Limited, a British Virgin Islands company (“Viewmount”); (ii) Sun Line Industrial Limited, a Hong Kong company (“Sun Line”); (iii) Sun Ngai Spraying and Silk Print Co., Ltd., a British Virgin Islands company (“Sun Ngai”); and (iv) Sun Terrace Industries Limited, a British Virgin Islands company (“Sun Terrace”). However, Viewmount is the only operating entity, while the other three are dormant non-operating subsidiaries. The Company owns 100% of Viewmount, which owns 100% of each of Sun Line, Sun Ngai and Sun Terrace.

Based on our review of the Company’s audited financial statements, register of members, public filings made by the Company’s shareholders and the written affirmations collectively represent holders of over 80% of the Company’s outstanding ordinary shares that such persons do not have any current or prior affiliation with the government of the People’s Republic of China, Cayman Islands, British Virgin Islands and Hong Kong, the Company does not believe any of its outstanding ordinary shares or the shares of the Company’s consolidated operating entities are owned by governmental entities in each foreign jurisdiction in which the Company has consolidated operating entities.

With respect to the second bullet of the Staff’s comment (relating to (b)(3)), we will file a second amendment to the Form 20-F in the form attached hereto as Exhibit A (the “Amendment”) and therein clarify the disclosure to state that governmental entities in the foreign jurisdictions in which the Company and its consolidated foreign operating entities are incorporated or otherwise organized do not have a controlling financial interest in the Company nor in the Company’s consolidated foreign operating entities.

With respect to the second bullet of the Staff’s comment (relating to (b)(5)), we will clarify the disclosure in the Amendment to state that none of the articles of incorporation (or equivalent organizing document) of the Company or any of its consolidated foreign operating entities contains any charter of the Chinese Communist Party, including the text of any such charter.

Securities and Exchange Commission

August 31, 2023

4.	We note your submission pursuant to Item 16I(a) and your disclosure pursuant to Item 16I(b)(3) address ownership or control by “governmental entities in China.” However, we note your definition of China on page 3 of your Form 20-F distinguishes between mainland China and Hong Kong. Please supplementally tell us the ownership by governmental entities in Hong Kong as well as mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, the Company has confirmed that it is not owned or controlled by any governmental entities in both mainland China and Hong Kong.

5.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

We have confirmed that the Company’s articles and those of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

*************

We thank the Staff for its review of the foregoing and the Form 20-F. If you have any further questions or comments, please feel free to contact our counsel, Jeffrey M. Gallant at jgallant@graubard.com or by telephone at (212) 818-8638.

Sincerely,

/s/ Kin Sun Sze-To

cc:	Graubard Miller
Attn: Jeffrey M. Gallant, Esq.

EXHIBIT A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:	000-53826

PLASTEC TECHNOLOGIES, LTD.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Kin Sun Sze-To, Chief Executive Officer, Plastec Technologies, Ltd.
c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong
Tel.: 852-21917155, Fax: 852-27796001

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Share, par value U.S.$0.001 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☒   No  ☐

Auditor Name	Auditor Firm ID	Auditor Location
Centurion ZD CPA & Co.	2769	Hong Kong, China

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2022, which was originally filed with the U.S. Securities and Exchange Commission on May 30, 2023, as amended by Amendment No. 1 filed with the SEC on August 1, 2023 (as amended, the “Annual Report”). The purpose of this Form 20-F/A is (i) to amend Item 16I of the Annual Report to provide the disclosures required under Item 16I(b) of Form 20-F and (ii) to provide the documentation required by Item 16I(a) of Form 20-F in the form of an exhibit to this Form 20-F/A.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

During our fiscal year 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was not able to inspect or investigate completely in 2021 according to the PCAOB’s December 16, 2021 determinations, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a HFCAA determination report that vacated its December 16, 2021 determinations and removed mainland China and Hong Kong from the list of jurisdictions where it had been unable to completely inspect or investigate the registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this Annual Report.

As of the date of this Form 20-F/A, (i) to the best of our knowledge, no governmental entities in the People's Republic of China, the Cayman Islands, Hong Kong or the British Virgin Islands own shares of Plastec Technologies, Ltd. or any of its consolidated foreign operating entities, (ii) to the best of our knowledge, governmental entities in the People's Republic of China, the Cayman Islands, Hong Kong, and the British Virgin Islands do not have a controlling financial interest in Plastec Technologies, Ltd. or any of its consolidated foreign operating entities, (iii) to the best of our knowledge, none of the members of the board of directors of Plastec Technologies, Ltd. or any of its consolidated foreign operating entities is an official of the Chinese Communist Party, and (iv) the memorandum and articles of association of Plastec Technologies, Ltd. does not, and the equivalent organizing documents of its consolidated foreign operating entities do not, contain any charter of the Chinese Communist Party, including the text of any such charter.

For information supporting our assertion that governmental entities in China do not have a controlling financial interest in our company, please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F furnished as Exhibit 99.1 to this Form 20-F/A.

ITEM 19. EXHIBITS.

99.1	—	Supplemental Submission pursuant to Item 16I(a) of Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Form 20-F/A on its behalf.

Dated:                      , 2023

PLASTEC TECHNOLOGIES, LTD.

By:
Name: Kin Sun Sze-To
Title: Chief Executive Officer

Exhibit 99.1

Supplemental Submission

Pursuant to Item 16I(a) of Form 20-F

Plastec Technologies, Ltd. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

During its fiscal year 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC with an audit report issued by Centurion ZD CPA & Co., a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Centurion ZD CPA & Co. is a registered public accounting firm headquartered in Hong Kong, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Centurion ZD CPA & Co., until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information and materials establish that the Company is not owned or controlled by, and that the Company’s respective consolidated foreign operating entities are not owned or controlled by, any governmental entity in any foreign jurisdiction in which the Company and its consolidated foreign operating entities are incorporated or otherwise organized (the People’s Republic of China, the Cayman Islands, Hong Kong and the British Virgin Islands, as described further below) or any foreign jurisdiction that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in such foreign jurisdiction.

The Company has reviewed written affirmations from each officer of the Company and each member of the Company’s board of directors and the boards of directors of the Company’s consolidated foreign operating entities, certifying that such persons do not have any current or prior affiliation with the Chinese Communist Party or the government of the People’s Republic of China, the Cayman Islands, Hong Kong, the British Virgin Islands or any foreign jurisdiction that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in such foreign jurisdiction. Based on an examination of the Company’s audited financial statements, register of members and public filings made by the Company’s shareholders, these written affirmations collectively represent holders of over 80% of the Company’s outstanding ordinary shares, including Kin Sun Sze-To, the Company’s Chairman of the Board and Chief Executive Officer and Chief Operating Officer, who himself beneficially owns 78.3% of the Company’s outstanding ordinary shares as of May 30, 2023. No other person has a controlling financial interest in the Company.

The Company has four subsidiaries constituting consolidated foreign operating entities in the Company’s financial statements: (i) Viewmount Developments Limited, a British Virgin Islands company (“Viewmount”); (ii) Sun Line Industrial Limited, a Hong Kong company (“Sun Line”); (iii) Sun Ngai Spraying and Silk Print Co., Ltd., a British Virgin Islands company (“Sun Ngai”); and (iv) Sun Terrace Industries Limited, a British Virgin Islands company (“Sun Terrace”). The Company owns 100% of Viewmount, which owns 100% of each of Sun Line, Sun Ngai and Sun Terrace. In other words, the Company’s consolidated foreign operating entities are wholly owned and controlled by the Company and the Company is not owned or controlled by any government entity in the People’s Republic of China, the Cayman Islands, Hong Kong, the British Virgin Islands or any foreign jurisdiction that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in such foreign jurisdiction according to the materials described above.

Based on the above, each of the Company and its respective consolidated foreign operating entities is not owned or controlled by a government entity in any foreign jurisdiction in which the Company and its consolidated foreign operating entities are incorporated or otherwise organized or any foreign jurisdiction that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in such foreign jurisdiction.

Dated:                       , 2023

PLASTEC TECHNOLOGIES, LTD.

By:
Name: Kin Sun Sze-To
Title: Chief Executive Officer